Exhibit 99.2

ASSET MANAGEMENT

G Asset Management, LLC
546 5th Avenue, 14th FL
New York, NY 10036
(646) 840-5417

January 13, 2012

Members of the Board of Directors
c/o Eastern Light Capital, Incorporated
100 Pine Street, Suite 560
San Francisco, California 94111

Dear Members of the Board of Directors:

G Asset Management, LLC and its affiliates (“GAM”) are shareholders of Eastern Light Capital, Incorporated (“ELC” or “the Company”) and currently beneficially own approximately 5.8% of the shares outstanding.

We are extremely concerned with the strategic direction of the Company, including the deterioration of stockholder’s equity1 and the apparent lack of urgency in responding to the Company’s pending delisting from the NYSE Amex2. We previously participated in a proposal that was intended to address the NYSE Amex listing requirement, but the Company inexplicably did not respond to the proposal. In the meantime, the clock continues to tick towards the Company’s potential delisting, which would likely result in the further destruction of shareholder liquidity and value.

We look forward to working with the Board on a solution that would allow the Company to meet the listing requirements and create shareholder value.

Regards

Michael Glickstein
President
G Asset Management, LLC
(646) 840-5417 (Office)
michael.glickstein@gassetmgmt.com

1 Stockholder’s equity was $7.5 million as of 12/31/08 vs. $2.7 million as of 9/30/11. Source: SEC Filings.
2 On 5/10/2010, the Company received a Deficiency Letter dated 5/7/2010 from the NYSE Amex. The letter indicated that the Company was not in compliance with the NYSE Amex continued listing standards. On 11/21/11, the Company disclosed it had been denied an additional extension and requested a hearing before the Exchange's Listing Qualifications Panel. Source: Yahoo Finance, SEC Filings.